August 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Michigan Quality Income Municipal Fund, Inc. Registration Statement on Form N-14 8C (File No. 333-182723)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of Tuesday, September 4, 2012 or as soon thereafter as practicable.

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Sincerely,

NUVEEN MICHIGAN QUALITY INCOME MUNICIPAL FUND, INC.	NUVEEN SECURITIES, LLC

By: /s/ Kevin J. McCarthy	By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy	Name: Kevin J. McCarthy
Title: Vice President and Secretary	Title: Managing Director